[GRAPHIC OMITTED]   news release                                  [EMBRAER logo]
                    www.embraer.com




                   EMBRAER ANNOUNCES ITS DELIVERIES SCHEDULED
                                 FOR 2004 - 2005



     Sao Jose dos Campos, November 21, 2003 - Adjourning the 4th Annual Meeting of Analysts and Investors held on the past two days at its headquarters in Sao Jose dos Campos, Embraer (BOVESPA: EMBR3 and EMBR4) (NYSE: ERJ) presented its forecast delivery schedule for 2004 and 2005.

     2004 & 2005 Delivery Forecast

     Embraer expects to deliver in 2004 a total of 160 aircraft in the commercial, corporate, and authorities transport segments. This forecast takes into account the impacts caused by the delay in the final certification of the EMBRAER 170.

     In view of the success of its new EMBRAER 170/190 family, Embraer intends to deliver in 2005 a total of 170 jets. The following table presents the estimated compounded deliveries in 2004 - 2005.

    ------------------------------------------------------------------------
     % of deliveries                          2004             2005
    ------------------------------------------------------------------------
     145 Family                                 53%             48%
     170 Family                                 35%             37%
     Legacy (*)                                 12%             15%
     Total                                     100%            100%
    ------------------------------------------------------------------------
     (*) Including Governmental Transport aircraft


     Roughly 85 percent of the deliveries scheduled for 2004 are represented by firm orders. For 2005, firm orders correspond to approximately 80 percent. The remaining deliveries represent aircraft still under negotiation or in the process of conversion of options into firm orders.


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     This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.
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